Exhibit 99.1
WNS (HOLDINGS) LIMITED
(the “Company”)
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of the Company will be held at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands, JE4 5UW on Tuesday 31st October 2006 at 11 am for the purpose of considering and if thought fit adopting the following resolutions.
ORDINARY BUSINESS
The following resolutions will be proposed as ordinary resolutions.
Resolution 1 (Annual accounts)
That the accounts and the report of the auditors for the financial period ended 31st March 2006 be received.
Resolution 2 (Re-appointment of auditor)
That Ernst & Young be re-appointed as auditor of the Company from the conclusion of this meeting until the conclusion of the next annual general meeting at which accounts are laid before the Company in accordance with the Companies (Jersey) Law 1991.
Resolution 3 (Auditor’s remuneration)
That a maximum sum of USD700,000 be and hereby is approved as being available for the payment of the remuneration of Ernst & Young as auditor from 22 May 2006 until the annual general meeting of the Company to be held in 2007 and that the Board or a committee thereof is authorised to agree the remuneration payable from time to time to the auditor during this period subject to the maximum sum stipulated.
Resolution 4 (Directors’ remuneration)
That:
(i)	an aggregate sum of USD2 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding the making of awards of options and restricted stock units referred to in (ii) below) to the directors of the Company, to be applied as the directors may decide in their discretion, for the period from 22 May 2006 until the annual general meeting of the Company to be held in 2007; and

(ii)	as a further part of the directors’ remuneration, the making of awards of options and restricted stock units (“Awards”) to directors by the compensation committee of the Board in its discretion for the period from 22 May 2006 until the annual general meeting of the Company to be held in 2007 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the directors pursuant to 2006 Incentive Award Plan of the Company is limited to 3 million.

DATED: 1st October 2006	Registered Office:
BY ORDER OF THE BOARD	Channel House
7 Esplanade
St Helier Jersey
Capita Secretaries Limited Secretary	Channel Islands JE4 5UW.

Notes:
1.	The record date to determine which shareholders are entitled to receive this notice is 26th September 2006.

2.	A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend the meeting and, on a poll, to vote instead of him. A proxy need not be a shareholder. A form of proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting in person.

3.	To be valid, the instrument appointing a proxy, and any power of attorney or other authority (e.g. a board minute) under which it is signed (or a notarially certified copy of any such power or authority), must (failing previous registration with the Company) be deposited at the registrar, Capita Registrars, 34 Beckenham, Kent, BR3 4BR not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or for the taking of a poll.

4.	If the annual general meeting is adjourned through want of a quorum, the adjourned meeting will be held at 11 am on 7th November 2006 at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands. Under the Company’s articles of association, the quorum for the holding of general meetings is not less than two shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights of all the ordinary shares in issue.

5.	Inspection of documents: Copies of the accounts for the financial period ended 31st March 2006 are available for inspection at the Company’s registered office and on the Company’s website www.wnsgs.com. In addition, shareholders will be provided with a copy of the accounts upon request by contacting the Company Secretary, Capita Secretaries Limited, of Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands (attention: Sarah Dawes. Telephone: + 44 (0)1534 883847).
EXPLANATORY NOTES TO RESOLUTIONS TO BE PROPOSED AT THE
ANNUAL GENERAL MEETING
Ordinary resolutions
Resolutions 1-4 are proposed as ordinary resolutions. This means that in order to be passed the shareholders voting in favour must (i) on a show of hands represent a majority of those shareholders present in person or by proxy voting on that resolution and (ii) on a poll must represent more than 50% of the total shares held by all the shareholders present in person or by proxy voting on that resolution. As at 25th September 2006 there were 39,918,332 ordinary shares in the capital of the Company in issue.
Resolution 1 (Annual accounts)
A company’s auditors are required by law to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether a true and fair view is given.
Shareholders are asked to receive the audited accounts of the Company for the year ended 31 March 2006.
Resolution 2 (Appointment of auditors)
A public company is required by law at each annual general meeting to appoint auditors to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.
The resolution confirms the appointment of Ernst & Young as the Company’s auditors through until the conclusion of the 2007 annual general meeting.
Resolution 3 (Auditor’s remuneration)
Under the articles of association of the Company the shareholders in a general meeting shall fix the remuneration of the auditors. The approval of the shareholders in the general meeting is sought to fix a maximum fee of USD700,000 that can be paid to the auditor for services rendered for this period. The precise amount to be paid to the auditor for audit services, subject to a maximum fee of USD700,000, will be determined by the Board.
Resolution 4 (Directors’ remuneration)
In accordance with Article 102 of the Company’s articles of association, this resolution is proposed in order to approve and fix the remuneration which has been and will be paid to, and approve the other benefits which have been or will be conferred upon, the directors for the period from the extraordinary general meeting of the Company held on 22 May 2006 until the annual general meeting to be held in 2007. The Company entered into employment agreements each dated 25th July 2006 with Ramesh Shah (Chairman and Executive Director) and Neeraj Bhargava (CEO & Director), respectively. Pursuant to these agreements Mr Shah and Mr Bhargava are entitled to a salary of USD375,000 and USD450,000 per annum, respectively, plus bonus, retirement benefits, participation in the welfare plan of the Company and other benefits. They are also eligible for the grant of options and restricted stock units (“RSU’s”) under the 2006 Incentive Award Plan. The Board also pays a fixed sum and sitting fees to its independent directors for attending each meeting of the Board. The independent directors are also eligible for the grant of options and RSUs under the 2006 Incentive Award Plan.

3